FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1: NAME AND ADDRESS OF COMPANY

Trilogy International Partners Inc. (the "Company")

155 108th Avenue NE, Suite 400

Bellevue, Washington, 98004 USA

ITEM 2: DATE OF MATERIAL CHANGE

October 21, 2020

ITEM 3: NEWS RELEASE

A news release announcing the material change was issued on October 21, 2020 through ACCESSWIRE and a copy was subsequently filed on SEDAR.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On October 21, 2020, Trilogy International South Pacific LLC ("TISP") issued US$50 million in senior secured notes (the "TISP Notes").

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On October 21, 2020, TISP issued US$50 million in TISP Notes. TISP is the indirect owner of a controlling equity interest in Two Degrees Mobile Limited, the Company's operating subsidiary in New Zealand.

The issuance of the TISP Notes followed the successful completion on Tuesday, October 20, 2020, of a solicitation of consents from holders of 8.875% Senior Secured Notes due 2022 (the "Existing Notes") issued by the Company's subsidiaries Trilogy International Partners LLC ("Trilogy LLC") and Trilogy International Finance Inc. The consents approved amendments to the Existing Notes that permit the issuance of the TISP Notes and would also permit the Company to sell its ownership stake in  Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A, its Bolivian business, for cash, stock, or other non-cash consideration, subject to terms and conditions.

The TISP Notes were purchased by beneficial owners of the Existing Notes as well as by the Company's board chair John Stanton and board member Terry Gillespie.

The TISP Notes have an aggregate face amount of US$50 million and were issued at an OID of 4.625%. The notes bear interest at 10% per annum and mature on May 1, 2022. The proceeds of the TISP Notes will be used to lend funds to Trilogy LLC for the payment of interest on the Existing Notes and will also be used to pay interest on the TISP Notes themselves.

The TISP Notes are guaranteed by Trilogy LLC and Trilogy International South Pacific Holdings LLC ("TISPH"), the parent of TISP. The TISP Notes are secured by a pledge by TISPH of 100% of the equity interests in TISP, a pledge by TISP of its interest in its loans to Trilogy LLC, and by a first priority lien on a deposit account that will hold the net proceeds from the issuance of the TISP Notes.

Holders of the Existing Notes who timely delivered valid consents and did not validly revoke such consents received a cash payment of $5.00 per $1,000 principal amount of the Existing Notes, subject to certain conditions.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:  OMITTED INFORMATION

Not applicable.

ITEM 8: EXECUTIVE OFFICER

For further information, please contact Ann Saxton, Investor Relations & Corporate Development, (425) 458-5900.

ITEM 9: DATE OF REPORT

This Material Change Report is dated October 22, 2020.